SEQUOIA INVESTMENTS INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

SEQUOIA INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Assets	
Cash	$ 84
Deposit with clearing broker	50,125
Due from clearing broker	6,061
Prepaid expenses	5,134
Total assets	$ 61,404

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 7,200
Due to stockholder	19,100
Total liabilities	26,300
Stockholder's equity	35,104
Total liabilities and stockholder's equity	$ 61,404